Exhibit (b)(4)

Execution Copy

Guaranty

In consideration of the following premises and for other good and valuable consideration, intending to be legally bound hereby, Tray 3 LLC, a Delaware limited liability company (“Guarantor”), has executed this Guaranty (this “Guaranty”) in favor of Peerless Systems Corporation, a Delaware corporation (the “Company”) under Section 4.14 of the Agreement and Plan of Merger dated on even date herewith (the “Merger Agreement”) by and among Mobius Acquisition, LLC, a Delaware limited liability company (“Parent”), Mobius Acquisition Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), and the Company, on this 22nd day of December, 2014.

Pursuant to the Merger Agreement, Merger Sub has agreed to, and Parent has agreed to cause Merger Sub to, (i) commence a tender offer for all of the outstanding shares of Company Common Stock (the “Offer”) and (ii) if the Offer is completed on the terms and subject to the conditions set forth in the Merger Agreement, merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent. Capitalized terms used but not otherwise defined in this Guaranty shall have the meanings ascribed to them in the Merger Agreement.

1.     Guaranty. As an inducement to the Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, Guarantor hereby absolutely, irrevocably and unconditionally guarantees Parent’s and Merger Sub’s obligation to pay the Total Transaction Costs in accordance with the terms of, and subject to the conditions set forth in, the Merger Agreement, including, for the avoidance of doubt, Parent’s and Merger Sub’s payment obligations (if any) pursuant to Section 8.9 of the Merger Agreement (collectively, the “Guaranteed Obligations”). All payments hereunder shall be made in lawful money of the United States in immediately available funds, free and clear of any deduction, offset, defense, claim or counterclaim of any kind.

If Parent or Merger Sub fails to discharge the Guaranteed Obligations when due, the Company may at any time and from time to time, at the Company’s option, take any and all actions available hereunder or under applicable Law to enforce Guarantor’s obligation hereunder in respect of such Guaranteed Obligations. In furtherance of the foregoing, Guarantor acknowledges that the Company may, in its sole discretion, bring and prosecute a separate action or actions against Guarantor for the full amount of Guarantor’s liabilities or obligation hereunder in respect of the Guaranteed Obligations, regardless of whether action is brought against Parent or Merger Sub and whether or not Parent or Merger Sub is joined in any such action or actions. Guarantor acknowledges and agrees that (a) with respect to Parent and Merger Sub, the Company shall have the rights and remedies specified in the Merger Agreement and (b) with respect to Guarantor, the Company shall have the rights and remedies specified in this Guaranty.

2.     Nature of Guaranty. This Guaranty is an unconditional guarantee of performance and payment and not merely of collection. Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement or the Commitment Letter that may be agreed to by Parent or Merger Sub. Without limiting the foregoing, the Company shall not be obligated to file any claim relating to the Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Guaranteed Obligations. In the event that any payment hereunder is rescinded or must otherwise be returned for any reason whatsoever, Guarantor shall remain liable hereunder as if such payment had not been made.

3.     Changes in Obligations; Certain Waivers. Guarantor agrees that the Company may, in its sole discretion, at any time and from time to time, without notice to or further consent of Guarantor, extend the time of payment or performance of any of the Guaranteed Obligations in connection with any agreement with Parent or Merger Sub for the extension, renewal, payment, compromise, performance, discharge or release of the Guaranteed Obligations, in whole or in part, without in any way impairing or affecting Guarantor’s obligations under this Guaranty or affecting the validity or enforceability of this Guaranty; provided, however, that nothing contained in this Guaranty is intended to modify or supersede the provisions of the Merger Agreement as between the Company, Parent and Merger Sub. Guarantor agrees that the obligations of Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) any failure or delay on the part of the Company in asserting any claim or demand or to enforce any right or remedy against Parent or Merger Sub; (b) any change in the time, place or manner of payment or performance of any of the Guaranteed Obligations, or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement (other than amendments to the Guaranteed Obligations or the Commitment Letter) made in accordance with the terms thereof or any agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations; (c) the addition, substitution or release of any entity or other Person now or hereafter liable with respect to the Guaranteed Obligations; (d) any change in the legal existence, structure or ownership of Parent or Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (e) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent or Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (f) the existence of any claim, set-off or other right which Guarantor may have at any time against Parent, Merger Sub or the Company, whether in connection with the Guaranteed Obligations or otherwise; (g) the adequacy of any other means the Company may have of obtaining payment related to the Guaranteed Obligations.

Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Guaranty are knowingly made in contemplation of such benefits.

Guarantor hereby unconditionally and irrevocably agrees not to assert or exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub that arise from the existence, payment, performance, or enforcement of Guarantor’s obligations under or in respect of this Guaranty or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Company against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common Law, including, without limitation, the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all the Guaranteed Obligations, in the case of monetary obligations, have been paid in full in immediately available funds, or in the case of non-monetary obligations, performed and discharged in full. If any amount shall be paid to Guarantor in violation of the immediately preceding sentence at any time prior to satisfaction in full of all of the Guaranteed Obligations, such amount shall be received and held in trust for the benefit of the Company, shall be segregated from other property and funds of Guarantor and shall forthwith be promptly paid or delivered to the Company in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Guaranteed Obligations, or to be held as collateral for the Guaranteed Obligations thereafter arising.

4.     No Waiver; Cumulative Remedies. No failure on the part of the Company to exercise or pursue, and no delay in exercising or pursuing, any right, remedy or power hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Company of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder; nor relieve Guarantor of any liability hereunder. Each and every right, remedy and power hereby granted to the Company or allowed it by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time. The Company shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Company’s rights against, Parent, Merger Sub or any other Person now or hereafter liable for any Guaranteed Obligations or interested in the transactions contemplated by the Merger Agreement prior to proceeding against Guarantor hereunder.

5.     Representations and Warranties. Guarantor hereby represents and warrants that:

(a)     it is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware;

(b)     it has all requisite limited liability company power and authority to execute, deliver and perform this Guaranty and the execution, delivery and performance of this Guaranty (i) have been duly authorized by all necessary limited liability company action and (ii) do not and will not (A) result in any breach of or violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation, modification, or acceleration of any material obligation or the loss of any material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, permit, franchise, right or license binding on Guarantor or result in the creation of any lien upon any of its properties, assets or rights, or (B) conflict with or result in any violation of or contravene any provision of Guarantor’s certificate of formation, operating agreement or similar organizational documents or any Law binding on Guarantor or any of its property or assets;

(c)     all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Guaranty by Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or regulatory body is required in connection with the execution, delivery or performance of this Guaranty;

(d)     this Guaranty constitutes a legal, valid and binding obligation of Guarantor enforceable against Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(e)     Guarantor has cash on hand and other financial resources immediately available to it in an amount equal to or in excess of the amount necessary for Guarantor to fulfill its Guaranteed Obligations under this Guaranty and such cash on hand and other financial resources shall continue to be immediately available to Guarantor (or its permitted assignee pursuant to Section 6 hereof) for so long as this Guaranty shall remain in effect in accordance with Section 8 hereof.

6.     No Assignment. Neither Guarantor nor the Company may assign or delegate their rights, interests or obligations hereunder to any other Person (except by operation of Law) without the prior written consent of the other party hereto. No assignment shall relieve Guarantor of its obligations hereunder. Any attempted assignment in violation of this Section 6 shall be null and void.

7.     Notices. All notices and other communications hereunder shall be in writing in the English language and shall be given (a) on the date of delivery if delivered personally, (b) on the first business day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the third business day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile transmission, when transmitted and receipt is confirmed. All notices to Guarantor hereunder shall be delivered as set forth below or to such other address or facsimile number as Guarantor shall have notified the Company in a written notice delivered to the Company in accordance with the Merger Agreement:

if to Guarantor:

Tray 3, LLC

c/o LCV Capital Management, LLC

650 Smithfield Street

Suite 705

Pittsburgh, PA 15222

Phone: (267) 281-7000

Email: ldevisconti@lcvcapitalmgmt.com

Attention: Lodovico C. de Visconti

with a copy (which shall not constitute notice) to:

Reed Smith LLP

225 Fifth Avenue

Pittsburgh, PA 15222

Phone: (412) 288-3344

Fax: (412) 288-3063

Email: RFrank@reedsmith.com

Attention: Ron Frank

If to the Company, as provided in the Merger Agreement.

8.     Continuing Guaranty. Unless otherwise terminated in accordance with this Section 8, this Guaranty may not be revoked or terminated and shall remain in full force and effect and shall be binding on Guarantor, its successors and permitted assigns until the complete and indefeasible payment and satisfaction in full of the Guaranteed Obligations. Notwithstanding the foregoing, this Guaranty shall terminate and Guarantor shall have no further obligations under this Guaranty as of the earliest of: (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms, provided, however, in the case of clause (ii), the Guaranty shall not be terminated in the event that the Company asserts a claim permitted under Section 8.9 of the Merger Agreement (provided that such claim shall set forth in reasonable detail the basis for such claim), in which case the termination date for this Guaranty shall be the earlier of: (a) the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or a final, non-appealable judgment of a Governmental Authority of competent jurisdiction, or (b) if the Company decides to forego its claim under (a) and collect the Parent Termination Fee, the date on which the Company collects such fee.

9.     Miscellaneous.

(a)     This Guaranty constitutes the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Guarantor or any of its Affiliates, on the one hand, and the Company or any of its Affiliates, on the other hand. No modification or waiver of any provision hereof shall be enforceable unless approved by the Company and Guarantor in writing.

(b)     Any term or provision of this Guaranty that is invalid or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. No party hereto shall assert, and each party shall cause its respective Affiliates not to assert, that this Guaranty or any part hereof is invalid, illegal or unenforceable.

(c)     The parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Guaranty, and this Guaranty is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(d)     The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Guaranty.

(e)     All parties acknowledge that each party and its counsel have reviewed this Guaranty and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Guaranty.

(f)     In the event that the Company seeks to enforce this Guaranty against Guarantor, (i) Guarantor shall be entitled to assert all defenses to the payment or performance of the Guaranteed Obligations that would be available to Parent or Merger Sub under the Merger Agreement, and (ii) except to the extent expressly provided in this Guaranty and except in the case of an action against Guarantor for a breach of this Guaranty, in no event shall the liability of Guarantor under this Guaranty exceed the liability of the Parent and Merger Sub under the Merger Agreement.

(g)     Guarantor may not amend, modify, supplement or assign this Guaranty without the prior written consent of the Company. Waiver of any term or condition of this Guaranty by the Company shall be effective only if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term of this Guaranty.

(h)     This Guaranty may be executed in one or more counterparts (including by facsimile or electronic transmission), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.     Governing Law; Jurisdiction. All disputes, claims or controversies arising out of or relating to this Guaranty, or the negotiation, validity or performance of this Guaranty, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. For purposes of this Guaranty, Guarantor hereby (i) consents to service of process in any legal action, suit or proceeding arising in whole or in part under or in connection with the negotiation, execution and performance of this Guaranty in any manner permitted by Delaware law, (ii) agrees that service of process made in accordance with this Guaranty or made by registered or certified mail, return receipt requested, at its address specified below will constitute good and valid service of process in any such legal action, suit or proceeding and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such legal action, suit or proceeding any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process. Guarantor (a) consents to submit itself to the exclusive personal jurisdiction of the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Guaranty or any of the transactions contemplated by this Guaranty, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Guaranty or any of the transactions contemplated by this Guaranty in any other court.

11.     WAIVER OF JURY TRIAL. GUARANTOR HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS GUARANTY.

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IN WITNESS WHEREOF, each of the Guarantor and the Company have caused this Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

GUARANTOR:

Tray 3 LLC

By:	/s/ Anthony Bonidy

Name: Anthony Bonidy

Title: Manager

By:	/s/ Theresa Clark

Name: Theresa Clark

Title: Manager

COMPANY:

PEERLESS SYSTEMS CORPORATION

By:	/s/ Timothy Brog

Name: Timothy E. Brog
Title: Chief Executive Officer and Chairman of the Board